Room 4561

June 9, 2006

Mr. Stephen G. Waldis
Chairman of the Board, President and Chief Executive Officer
Synchronoss Technologies, Inc.
750 Route 202 South
Sixth Floor
Bridgewater, New Jersey 08807

Re: **Synchronoss Technologies, Inc.**
       Amendment No. 3 to Registration Statement on Form S-1 filed May 30, 2006
       File No. 333-132080

Dear Mr. Waldis:

We have reviewed your amended filing and response letter dated May 30, 2006 and have the following comments.

Amendment No. 3 to Registration Statement on Form S-1

Management's Discussion and Analysis

Review by Securities and Exchange Commission, page 40

1.   Please note our telephone conference with counsel on June 5, 2006 regarding your revised disclosure here. Please revise to remove any implication that the company is not responsible for the disclosure in this registration statement.

Option Grants in Last Fiscal Year, page 72

2.   We note your response to comment 15 of our letter dated May 23, 2006 and reissue our comment. Please specify in your disclosure here how you valued the options disclosed pursuant to Item 402(c) of Regulation S-K. As you have no existing trading market for your shares, please either use the midpoint of your offering price range or discuss in a comprehensive footnote to your tabular disclosure the valuation method and assumptions used in determining the fair market value of the options in accordance with Instruction 9 to that Item 402(c). For additional guidance, please see Instruction 7 to Item 402(c). Please also see Release No. 34-32723 and Interpretation J.17 of our July 1997 Manual of Publicly Available Telephone Interpretations.

Principal and Selling Stockholders, page 80

3.   Please update your information in this section to a more recent practicable date. Please see Items 403 and 507 of Regulation S-K.

4.   We reissue comment 16 of our letter dated May 23, 2006. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities held or offered for resale by your stockholders that are entities. We note that such disclosure has not been afforded for Bloody Forland, LP, The Narotam S. Grewal Trust, K Rosey Limited Family Partnership and The John J. Rogers, Jr. Revocable Trust of 1999.

5.   We note footnote 18 that certain selling stockholders did not acquire the securities to be resold in the ordinary course of business. Please disclose whether the selling stockholders also acquired their shares in the ordinary course of business. Please note that such selling stockholders must have purchased their shares in the ordinary course of business and not have entered into any agreements or understandings, directly or indirectly, with any person to distribute the shares at the time of their purchase in order for such selling stockholders to not be deemed underwriters in the offering.

Financial Statements

Statement of Operations, page F-4

6.   Your response to comment 17 of our letter dated May 23, 2006 indicates that the corrections to the weighted average common shares and earnings per share did not materially impact your financial statements. Given the amounts of the changes involved, and the significance of the measures affected, we do not concur with your conclusion regarding the materiality of these changes. In view of this, revise your financial statements to provide the disclosure required by SFAS 154, paragraph 26. Further, request that your independent registered public accounting firm consider the impact of these changes on their audit report.

Note 2. Summary of Significant Accounting Policies

Stock-Based Compensation, page F-13

7.   We note your response to comment 18 of our letter dated May 23, 2006. It is unclear to us why you are using your historical volatility in the calculation of your expected volatility. Please explain to us why you believe it is appropriate to calculate your volatility in this manner. As part of your response, please tell us the weighting used in your calculation. Also, please tell us which companies you included in your peer group.

Item 16. Exhibits and Financial Statement Schedules

8.   We note your response to comment 21 of our letter dated May 23, 2006. The supplemental materials supplied to us in responding to our comments in our letter dated March 27, 2006, however, do not appear to include the press releases and news articles you refer to in your response. Instead, the materials do include the source reports from which you obtained the information for your disclosure and to which you have indicated are available in some instances only at considerable cost. Accordingly, please specifically detail for us where such information is freely accessible to the public on the Internet as you indicate is the case in your response, obtain the necessary consents of the third parties for the use of their information in your prospectus or otherwise adopt the statements as your own.

                        *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Chris Davis at (202) 551-3408 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Lee at (202) 551-3477 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via Facsimile
        Marc F. Dupré, Esq.
        Angela N. Clement, Esq.
        Gunderson Dettmer Stough
          Villeneuve Franklin & Hachigian, LLP
        610 Lincoln Street
        Waltham, Massachusetts 02451
        Telephone: (781) 890-8800
        Facsimile: (781) 622-1622